SECURITIES AND EXCHANGE COMMISSION

           Washington, D.C.  20549

                FORM 12b-25

           NOTIFICATION OF LATE FILING

           Form Type: /x/ Form 10-K   / / Form 20-F     / / Form 11-K
                              / / Form 10-Q    / / Form N-SAR

           For Period Ended: December 31, 1999

           / / Transition Report on Form 10-K
           / / Transition Report on From 20-F
           / / Transition Report on Form 11-K
           / / Transition Report on Form 10-Q
           / / Transition Report on From N-SAR
           For the Transition Period Ended:

           Read attached instructions sheet before preparing form. Please print or type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
           If notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.


           PART 1:   REGISTRANT INFORMATION


                    THE HYDROGIENE CORPORATION

           Address of Principal Executive Office (Street and Number)

                    12335 World Trade Drive, Suite 8
                        San Diego, CA 92128

           PART II: RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
           (b) the following should be completed.  (Check box if appropriate)

           / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

           /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                   or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

           PART III - NARRATIVE

           State below in reasonable detail the reasons by Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Form 10-KSB has been delayed for the following reason:

           The data required from third parties for completion of the 1999 audit has not yet been received, in spite of diligent efforts to obtain same.

           PART IV - OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

               Pauline H. G. Getz          858             487-2880
                  (Name)                (Area Code)   (Telephone number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
               30 of the Investment Company Act of 1940 during the
               preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
               answer is no identify report(s).          /x/ Yes   / / No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                / /Yes / x/ No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             THE HYDROGIENE CORPORATION
                    (Name of registrant as specified in charter)

           has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

           Date: 3/30/2000                   By   /S/   Charles Kallmann

                                             Charles Kallmann, President